Exhibit A

Ceragon Receives Approximately $86 Million in Orders from Operators in India
Year-To-Date, Reinforcing 2026 Outlook

Orders highlight record demand for Ceragon’s IP-50EXA platform and next-generation millimeter wave technology among leading service providers in the region and validate
Ceragon’s strong position in India

Rosh Ha'ain, Israel, May 5, 2026 – Ceragon (NASDAQ: CRNT), a leading solutions provider of end-to-end wireless connectivity, today announced that it has received and booked approximately $86 million in orders year-to-date in India, strengthening the company’s confidence in its outlook for the year and reinforcing its strong position with leading service providers in one of its strategic growth markets.

A significant portion of the orders, which were received mainly from two leading operators in India, include a record number of links from Ceragon’s new IP-50EXA platform that will support large-scale Fixed Wireless Access (FWA) expansion projects across the country. The deployments highlight significant investment in Ceragon’s next-generation millimeter wave technology, enabling operators to deliver higher capacity and support growing data demands as networks continue to evolve.

The solutions are being deployed primarily to support growing capacity requirements driven by FWA services, as operators push to expand broadband coverage and deliver high-speed connectivity to more customers. Ceragon’s high-capacity wireless transport solutions, including the IP-50EXA, provide operators with a cost-effective alternative to fiber deployment, enabling rapid network expansion while supporting increasing traffic demands.

“These orders reinforce our growing confidence in a strong year in India and validate Ceragon’s competitive position in a large and growing market for our solutions,” said Doron Arazi, Ceragon’s CEO. “This acceleration in orders booked provides greater visibility into future revenue from India, reflecting both the strength of our technology and the trusted relationships we have built with our customers in this important market.”

Ceragon recognized approximately $24 million of these bookings as revenue in the first quarter of 2026, with most of the remaining balance expected to be recognized by the end of 2026.

India remains a key growth market for Ceragon, as leading operators continue investing in next-generation network infrastructure to support the country’s rapidly expanding digital economy and growing demand for high-capacity connectivity.

About Ceragon

Ceragon (NASDAQ: CRNT) is the global innovator and leading solutions provider of end-to-end wireless connectivity, specializing in transport, access, and AI-powered managed & professional services. Through our commitment to excellence, we empower customers to elevate operational efficiency and enrich the quality of experience for their end users.

Our customers include service providers, utilities, public safety organizations, government agencies, energy companies, and more, who rely on our wireless expertise and cutting-edge solutions for 5G & 4G broadband wireless connectivity, mission-critical services, and an array of applications that harness our ultra-high reliability and speed. Ceragon solutions are deployed by more than 600 service providers, as well as more than 1,600 private network owners, in more than 130 countries. Through our innovative, end-to-end solutions, covering hardware, software, and managed & professional services, we enable our customers to embrace the future of wireless technology with confidence, shaping the next generation of connectivity and service delivery. Ceragon delivers extremely reliable, fast to deploy, high-capacity wireless solutions for a wide range of communication network use cases, optimized to lower TCO through minimal use of spectrum, power, real estate, and labor resources - driving simple, quick, and cost-effective network modernization and positioning Ceragon as a leading solutions provider for the “connectivity everywhere” era.

For more information please visit: www.ceragon.com

Ceragon Networks® and FibeAir® are registered trademarks of Ceragon Networks Ltd. in the United States and other countries. CERAGON® is a trademark of Ceragon, registered in various countries. Other names mentioned are owned by their respective holders.

Safe Harbor

This press release contains statements that constitute "forward-looking statements" within the meaning of the Securities Act of 1933, as amended and the Securities Exchange Act of 1934, as amended, and the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on the current beliefs, expectations and assumptions of Ceragon's management about Ceragon's business, financial condition, results of operations, micro and macro market trends and other issues addressed or reflected therein. Examples of forward-looking statements include, but are not limited to, statements regarding: projections of demand, revenues, net income, gross margin, capital expenditures and liquidity, competitive pressures, order timing, supply chain and shipping, components availability; growth prospects, product development, financial resources, cost savings and other financial and market matters. You may identify these and other forward-looking statements by the use of words such as "may", "plans", "anticipates", "believes", "estimates", "targets", "expects", "intends", "potential" or the negative of such terms, or other comparable terminology, although not all forward-looking statements contain these identifying words.

Although we believe that the projections reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be obtained or that any deviations there from will not be material. Such forward-looking statements involve known and unknown risks and uncertainties that may cause Ceragon's future results or performance to differ materially from those anticipated, expressed or implied by such forward-looking statements. These risks and uncertainties include, but are not limited to risks relating to the conversion of the orders from customers in India into revenues, that may be adversely affected by changes in customer requirements, evolving needs, or deployment timelines, order cancellations or modifications, or macroeconomic conditions; and such other risks, uncertainties and other factors that could affect our results of operation, as further detailed in Ceragon's most recent Annual Report on Form 20-F, as filed with the Securities and Exchange Commission on April 15, 2026, as well as other documents that may be subsequently filed by Ceragon from time to time with the Securities and Exchange Commission.

While we believe that we have a reasonable basis for each forward-looking statement contained in this press release, we caution you that these statements are based on a combination of facts and factors currently known by us and our projections of the future, about which we cannot be certain. In addition, any forward-looking statements represent Ceragon's views only as of the date of this press release and should not be relied upon as representing its views as of any subsequent date. Ceragon does not assume any obligation to update any forward-looking statements unless required by law.

Ceragon's public filings are available on the Securities and Exchange Commission's website at www.sec.gov and may also be obtained from Ceragon's website at www.ceragon.com.

Investor Contact:

Rob Fink
FNK IR
1+646-809-4048

Joey Delahoussaye
FNK IR
1+312-809-1087

crnt@fnkir.com